SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Octuber, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 29, 2017

1. DATE AND TIME: September 29, 2017, at 10:00 a.m. 2. PLACE: at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published pursuant to article 124 of Law 6,404/76 (“Corporation Law”), in editions of newspaper “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] dated September 13, 14 and 15, 2017 and of newspaper “O Correio da Bahia” dated September 13, 14 and 15, 2017. 4. ATTENDANCE: Shareholders representing 97.8% of the Company’s voting capital, as verified by the signatures placed on the Shareholders’ Attendance Book. The presence of shareholders representing 44.9% of the preferred shares of the Company’s share capital, as per the signatures contained in the Shareholders’ Attendance Book, was also recorded. Mr. Levindo Ozanam Coelho Santos, representative of G5 Consultoria e Assessoria Ltda., a company enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 08.695.920/0001-83, with its principal place of business at Avenida Brigadeiro Faria Lima, nº 3.311, 10º andar, Itaim Bibi, in the City of São Paulo/SP – CEP 04.538-133 (“G5 Evercore”); and Mr. Amílcar de Castro, representative of Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 27.281.922/0001-70, with its principal place of business at Rua da Assembleia, nº 35, 12º andar, Centro, in the City of Rio de Janeiro/RJ - CEP 20.011-001 (“Apsis”), were also present. 5. PRESIDING BOARD COMPOSITION: Chairman: Henrique Vargas Beloch; and Secretary: Alessandra Ordunha Araripe, chosen as established in article 16, paragraph 3 of the Bylaws of the Company. 6. AGENDA: Reading was waived by all the attending shareholders. 7. DELIBERATIONS: As proposed by the Chairman, the attending shareholders authorized the drafting of the minutes related to this Extraordinary General Meeting in summary form, as well as its publishing without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law. The matters set out in the Agenda were put to discussion and voting, and the following deliberations were taken: 7.1. ratify and approve, by unanimous votes of the attending shareholders, without any observations or reservations, having calculated 215,398,652 favorable votes and 226,334,623 abstentions (regarding the interest of controlling shareholder Odebrecht Serviços e Participações S.A. and shareholder Odebrecht S.A.), without any dissenting votes, the appointment and contracting, previously carried out by the management of the Company, of the specialized companies G5 Evercore and Apsis, information on which were described in the management proposal to which this Extraordinary General Meeting refers and were made available in advance to the shareholders of the Company, with the specialized companies having appraised Cetrel S.A., a company enrolled with CNPJ/MF under No. 14.414.973/0001-81 (“Cetrel”), for the purposes set forth in paragraph 1, item II of article 256 of the Corporation Law, with the drafting of the appraisal reports (“Appraisal Reports”); 7.2 approve, by unanimous votes of the attending shareholders, without any observations or reservations, having calculated 215,398,652 favorable votes and 226,334,623 abstentions (regarding the interest of controlling shareholder Odebrecht Serviços e Participações S.A. and shareholder Odebrecht S.A.), without any dissenting votes, the Appraisal Reports prepared by Apsis, which carried out the appraisals applicable to item II of article 256 of the Corporation Law, the average acquisition price of each share of sixty-three point sixty-six percent (63.66%) of the total voting share capital of Cetrel does not exceed one point five times the highest amount addressed in item II of article 256 of the Corporation Law, therefore, the shareholders dissenting from this resolution are not entitled to the right of withdrawal; and 7.3 approve, by the majority of votes of the attending shareholders, having calculated 212,426,952 favorable votes, 226,334,623 abstentions (regarding the interest of controlling shareholder Odebrecht Serviços e Participações S.A. and shareholder Odebrecht S.A.), and 2,971,700 votes against the acquisition by the Company, under the terms and conditions set forth in the management proposal to which this Extraordinary General Meeting refers, (i) of one million, two hundred and sixty-nine thousand, two hundred and ninety (1,269,290) registered common shares, without par value, issued by Cetrel, representing sixty-three point sixty-six percent (63.66%) of the total voting share capital of Cetrel, which shares are currently held by Odebrecht S.A., a company enrolled with CNPJ/MF under No. 05.144.757/0001-72; and (ii) indirectly, of the share control of Distribuidora

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 29, 2017

de Água Camaçari S.A., a company enrolled with CNPJ/MF under No. 01.944.031/0001-63 (“DAC”), considering that the entirety of the shares issued by DAC is currently held by Cetrel, authorizing the officers of the Company to practice all acts necessary for the acquisition of Centrel’s control by the Company, approved herein, before governmental bodies and third parties in general. Receipt by the presiding board of the statement presented by shareholder Geração Futuro L. Par Fundo de Investimento em Ações was recorded, which is filed at the headquarters of the Company. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the attending Shareholders that constituted the necessary quorum for the validity of the deliberations that are the subject matter of this General Meeting. 9. SIGNATURES: Chairman: Henrique Vargas Beloch; Secretary: Alessandra Ordunha Araripe. Shareholders: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. (by Lauro Augusto Passos Novis Filho); ODEBRECHT S.A. (by Lauro Augusto Passos Novis Filho); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Eduardo Belotti Paes de Figueiredo); GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES (by Andre Eduardo Dantas); HAGOP GUEREKMEZIAN (by Andre Eduardo Dantas); KATHLEEN NIETO GUEREKMEZIAN (by Andre Eduardo Dantas); KAROLINE GUEREKMEZIAN VELLOSO (by Andre Eduardo Dantas); HAGOP GUEREKMEZIAN FILHO; (by Andre Eduardo Dantas).

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 29, 2017

These minutes match the original minutes recorded in the proper book.

Camaçari/BA, September 29, 2017.

Presiding Board:

_________________________________ Henrique Vargas Beloch Chairman	_________________________________ Alessandra Ordunha Araripe Secretary

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 29, 2017

EXHIBIT 1

Final Voting Summary Chart related to the Extraordinary General Meeting held on September 29, 2017

Description of the Deliberation	Vote	Amount of common shares present	(%) of the voting share capital present
Ratification of the appointment and contracting of G5 Consultoria e Assessoria Ltda. and of Apsis Consultoria e Avaliações Ltda., as independent and specialized companies for the purposes of drafting the evaluation reports of the shares issued by Cetrel S.A.	Approvals	215,398,652	48.8%
	Rejections	-	0%
	Abstentions	226,334,623	51.2%
Approval of the Evaluation Reports of the shares issued by Cetrel S.A.	Approvals	215,398,652	48.8%
	Rejections	-	0%
	Abstentions	226,334,623	51.2%
Approval of the acquisition, by the Company, according to the corresponding management proposal: (a) of shares representing 63.66% of the total voting share capital of Cetrel S.A.; and (b) indirectly, of the share control of Distribuidora de Água Camaçari S.A..	Approvals	212,426,952	48.1%
	Rejections	2,971,700	0.7%
	Abstentions	226,334,623	51.2%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Octuber 2, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.